JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

December 24, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	DNA Precious Metals, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 26, 2014
Amendment No. 1 to Form 10-K for the Year Ended
December 31, 2013
Filed December 11, 2014
Response letter dated December 10, 2014
File No. 000-54937

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated December 19, 2014

1.           With respect to comment No.1, we have amended the disclosure with respect to the effectiveness of the Company’s internal controls over financial reporting  to read as follows:

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this Annual Report (December 31, 2013). Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
We performed an evaluation under the supervision and with the participation of our management, including our principal executive and principal financial officer, to assess the effectiveness of the design and operation of our disclosure controls and procedures under the Exchange Act.   In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992).

Based on that criteria, our management concluded that our internal control over financial reporting was effective for the period covered by this Annual Report.

2.           With respect to comment No. 2, and the reasons for capitalizing the costs of cite development:

 As reflected in Note 4 to the Consolidated Financial Statements, we have capitalized certain costs which include land, buildings, computer equipment, office equipment, mill equipment and vehicles. All of the items contained in Note 4 relate to the capital assets, and are not development in nature. The Company capitalized these assets in accordance with Concepts Statements #6, whereby …”assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events”. All the fixed assets capitalized by the Company have future benefit, and are not expenditures related to mining activities. We have commenced depreciation for the items that have been placed into service, and have not depreciated any fixed assets that are not currently in service. With respect to the buildings and the mill equipment, those items have not been depreciated at this time as we are still in the process of completing the assembly of the equipment and completion of the building. We are an exploration stage company, any costs of lease, exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. We expense all mineral exploration costs as incurred as we are still in the exploration stage. If we identify proven and probable reserves in our investigation of our properties and upon development of a plan for operating a mine, we would enter the development stage, and capitalize future costs until production is established. When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method over the estimated life of the proven and probable reserves. If in the future we capitalize mineral properties, these properties will be periodically assessed for impairment. To date, we have not established the commercial feasibility of any exploration prospects; therefore, all costs are being expensed.

ASC 930-805, “Extractive Activities-Mining: Business Combinations” (“ASC 930-805”), states that mineral rights consist of the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. Mining assets include mineral rights. Acquired mineral rights are considered tangible assets under ASC 930-805. ASC 930-805 requires that mineral rights be recognized at fair value as of the acquisition date. As a result, the direct costs to acquire mineral rights are initially capitalized as tangible assets. Mineral rights include costs associated with acquiring patented and unpatented mining claims.

ASC 930-805-30-1 and 30-2 provides that in fair valuing mineral assets, an acquirer should take into account both:

•	The value beyond proven and probable reserves (“VBPP”) to the extent that a market participant would include VBPP in determining the fair value of the assets.

•	The effects of anticipated fluctuations in the future market price of minerals in a manner that is consistent with the expectations of market participants.

Note that no mineral rights are included in fixed assets, and they are maintained in a separate balance sheet caption.

Our fixed assets are stated at cost, less accumulated depreciation. Depreciation will be provided using the straight-line method over the estimated useful lives of the related assets when those assets are placed into service. Costs of maintenance and repairs will be charged to expense as incurred.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
DNA Precious Metals, Inc.

DNA PRECIOUS METALS INC.
(Stationary)

December 24, 2014

Securities and Exchange Commission
Washington, D.C.

Re:	DNA Precious Metals, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 26, 2014
Amendment No. 1 to Form 10-K for the Year Ended
December 31, 2013
Filed December 11, 2014
Response letter dated December 10, 2014
File No. 000-54937

Dear Sir/Madam:

The following is filed in connection with the comment letter dated December 19, 2014.

The undersigned, on behalf of DNA Precious Metals, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/James Chandik
James Chandik,  CEO and president